SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                    PDI, INC.
        (Name of Subject Company -- Issuer and Filing Person -- Offeror)

                        OPTIONS TO PURCHASE COMMON STOCK
                            par value $0.01 per share
                         (Title of Class of Securities)

                                   69329V 10 0
                      (CUSIP Number of Class of Securities)

                              CHARLES T. SALDARINI
                             Chief Executive Officer
                                    PDI, INC.
                              10 Mountainview Road
                      Upper Saddle River, New Jersey 07458
                                 (201) 258-8450
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   Copies to:

             Beth Jacobson, Esq.                      Kenneth S. Rose, Esq.
Executive Vice President and General Counsel   Morse, Zelnick, Rose & Lander LLP
                  PDI, INC.                              405 Park Avenue
            10 Mountainview Road                    New York, New York 10022
    Upper Saddle River, New Jersey 07458            Telephone: (212) 838-5030
               (201) 574-8383

                            CALCULATION OF FILING FEE

         Transaction Valuation*               Amount of Filing Fee*
               $548,823                              $109.77

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 357,885 shares of common stock of PDI, Inc. having an aggregate value of $548,823 as of March 28, 2003, will be exchanged and cancelled pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by PDI, Inc., assuming all eligible options are exchanged and cancelled pursuant to this offer, of $83,482. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Form or Registration No.:  Not applicable.
Date Filed:                Not applicable.

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   Third-party tender offer subject to Rule 14d-1.
|X|   Issuer tender offer subject to Rule 13e-4.
|_|   Going-private transaction subject to Rule 13e-3.
|_|   Amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is PDI, Inc., a Delaware corporation ("PDI"), the address of its principal executive office is 10 Mountainview Road, Upper Saddle River, New Jersey 07458 and the telephone number of its principal executive office is (201) 258-8450. The information set forth in the Offer to Exchange under Section 15 ("Information About PDI") is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by PDI to exchange options with exercise prices equal to or greater than $30.00 per share currently outstanding under PDI's 1998 Stock Option Plan and 2000 Omnibus Incentive Compensation Plan, for restricted shares of PDI's common stock, which we refer to as "Restricted Stock," or in certain cases, for cash payment, upon the terms and subject to the conditions set forth in the Offer to Exchange. Only employees of PDI or one of its subsidiaries as of March 31, 2003 who continue to be employees through the Offer termination date of April 30, 2003, or a later date if the Offer period is extended, are eligible to participate in the Offer. Employees who are currently on medical, maternity, worker's compensation, military or other statutorily protected leave of absence, or a PDI approved leave of absence are eligible to participate in the Offer. However, employees who (i) are on a leave of absence for any other reason and do not return to active status, or (ii) receive a notice of termination at any time before the Offer termination date of April 30, 2003, or a later date if the Offer period is extended, are not eligible to participate in this Offer. In addition, members of our Board of Directors and a designated group of senior executives (comprised of Charles T. Saldarini, Steven K. Budd, Bernard C. Boyle, Christopher Tama, Stephen Cotugno, Robert Higgins and Deborah Schnell) are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Stock") and
      Section 9 ("Interest of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 4


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

      ("Procedures for Exchanging Eligible Options"), Section 5 ("Change in Election"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 7 ("Conditions of the Offer"), Section 10 ("Accounting Consequences of the Offer; Status of Options Exchanged in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b)   Purchases. The information set forth in the Offer to Exchange under
      Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose and Structure of the Offer") is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 10 ("Accounting Consequences of the Offer; Status of Options Exchanged in the Offer") is incorporated herein by reference.

(c) Plans. At present, the Board of Directors is composed of eight members. PDI from time to time evaluates strategic acquisitions and transactions and will continue to do so in the future. PDI may issue its stock or pay cash in connection with such acquisitions and transactions. PDI may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)   Source of Funds. The information set forth in the Offer to Exchange under
      Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 10 ("Accounting Consequences of the Offer; Status of Options Exchanged in the Offer") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

(b)   Conditions. The information set forth in the Offer to Exchange under
      Section 7 ("Conditions of the Offer") is incorporated herein by reference.

(c)   Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)   Securities Ownership. Not applicable.


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

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. Item 8 ("Financial Statements and Supplementary Data") of PDI's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About PDI") and Section 17 ("Additional Information") is incorporated herein by reference.

(b)   Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      Not applicable.


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

ITEM 12. EXHIBITS.

Exhibit           Description
Number

99.(a)(1)(A)      Offer to Exchange, dated March 31, 2003

99.(a)(1)(B)      Form of Letter of Transmittal.

99.(a)(1)(C)      Form of Election Form - Cash.

99.(a)(1)(D)      Form of Election Form - Restricted Stock.

99.(a)(1)(E)      Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)      Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)      Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(H)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Cash.

99.(a)(1)(I)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Restricted Stock.

99.(a)(1)(J)      Form of Electronic Reminder to Employees.

99.(a)(1)(K)      PDI, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003, and incorporated herein by reference.

99.(b)            Not applicable.

99.(d)(1)         PDI, Inc.'s 1998 Stock Option Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-61231), filed on
                  August 12, 1998).

99.(d)(2)         PDI, Inc.'s 2000 Omnibus Incentive Compensation Plan, as
                  amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No.
                  333-60512), filed on May 9, 2001).

99.(d)(3)         Form of Restricted Stock Agreement, included as Exhibit 3 to the Offer to Exchange filed as Exhibit 99.(a)(1)(A) hereto and incorporated herein by reference.

99.(g)            Not applicable.

99.(h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

               [Remainder of this page intentionally left blank.]


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2003

                                        PDI, INC.


                                        By: /s/ Charles T. Saldarini
                                            ------------------------------------
                                            Name:  Charles T. Saldarini
                                            Title: Chief Executive Officer


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

                                   SCHEDULE TO

                                INDEX OF EXHIBITS

Exhibit           Description
Number

99.(a)(1)(A)      Offer to Exchange, dated March 31, 2003

99.(a)(1)(B)      Form of Letter of Transmittal.

99.(a)(1)(C)      Form of Election Form - Cash.

99.(a)(1)(D)      Form of Election Form - Restricted Stock.

99.(a)(1)(E)      Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)      Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)      Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(H)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Cash.

99.(a)(1)(I)      Form of Electronic Confirmation of Participation in the Offer
                  to Exchange - Restricted Stock

99.(a)(1)(J)      Form of Electronic Reminder to Employees.

99.(a)(1)(K)      PDI, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003, and incorporated herein by reference.

99.(b)            Not applicable.

99.(d)(1)         PDI, Inc.'s 1998 Stock Option Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-61231), filed on
                  August 12, 1998).

99.(d)(2)         PDI, Inc.'s 2000 Omnibus Incentive Compensation Plan, as
                  amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No.
                  333-60512), filed on May 9, 2001).

99.(d)(3)         Form of Restricted Stock Agreement, included as Exhibit 3 to the Offer to Exchange filed as Exhibit 99.(a)(1)(A) hereto and incorporated herein by reference.

99.(g)            Not applicable.

99.(h)            Not applicable.


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